UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Final Results

28 February 2005

                       PEARSON: 2004 PRELIMINARY RESULTS

         PROGRESS ON ALL FINANCIAL GOALS IN 2004; FASTER GROWTH IN 2005

-  Adjusted earnings per share of 30p, up 5% on an underlying basis;

-  Free cash flow GBP96m higher at GBP288m;

- Adjusted operating profit from continuing businesses up 7%; 69% growth at the FT Group and 5% at Pearson Education more than offset the 24% profit decline at Penguin;

- Dividend increase of 5%, ahead of inflation for the 13th successive year.

Marjorie Scardino, chief executive, said:

"In 2004 we achieved solid progress on all our financial goals and gained share in most of our markets. At the same time, we reduced costs and invested more than ever in the content and technology that set our products apart.

"This year, we continue to expect strong growth at Pearson Education and the Financial Times Group, and we are confident that our performance will be within market expectations, even while we tackle some challenges at Penguin. In the longer term, we have set the stage for a new phase in Pearson's growth, with our network of business newspapers returned to profit and excellent prospects for our education businesses for the next few years."


                                2004   Currency        2003          Underlying
           ---------------- ---------- ----------- ----------            growth
                                                                     -----------
                                       impact
           ---------------- ---------- ----------- ----------        -----------
Business performance
Sales                       GBP3,919m    GBP(306)m GBP4,048m                 3%
Adjusted operating profit*    GBP455m     GBP(52)m   GBP490m                 5%
Adjusted profit before tax*   GBP386m                GBP410m
Free cash flow                GBP288m                GBP192m
Adjusted earnings per share*    30.0p       (3.7)p     32.0p                 5%
Return on invested capital       6.2%       (0.4)pts    6.3%

Continuing businesses (excluding Recoletos)
Sales                       GBP3,729m    GBP(302)m GBP3,879m                 3%
Adjusted operating profit*    GBP433m     GBP(51)m   GBP462m                 7%

Statutory results                                                        Actual
Operating profit              GBP231m                GBP226m                 2%
Profit before tax             GBP171m                GBP152m                13%
Basic earnings per share        11.1p                   6.9p                61%

Dividends per share             25.4p                  24.2p                 5%
Net borrowings            GBP1,206m                GBP1,361m               (11)%

* Before goodwill and non-operating items. In 2004 our goodwill charge on continuing operations was GBP215m (2003: GBP258m) and non-operating profit was GBP9m (2003: GBP(6)m). In 2004 Recoletos' goodwill was GBP9m (2003: GBP6m) and non-operating profit was nil (2003: GBP12m).

Underlying means growth excluding currency impact (noted above) and portfolio changes which in 2004 had a positive effect on sales of GBP41m and a negative effect on profits of GBP8m, largely because Edexcel, in which we acquired a 75% stake in May 2003, is loss-making in the first half. Throughout this statement, we refer to continuing business performance measures and growth rates on this basis unless otherwise stated. Our continuing businesses exclude Recoletos following our acceptance of an offer for our 79% stake on 25 February 2005.

2004 OVERVIEW


GBP millions                   2004         Currency          2003   Underlying
                                              impact

Sales
Pearson Education             2,356             (223)       2,451            4%
Penguin                         786              (57)         840            -
FT Group                        587              (22)         588            3%

Total continuing              3,729             (302)       3,879            3%
Discontinued (Recoletos)        190               (4)         169           15%
Total                         3,919             (306)       4,048            3%
----------------         ----------        -----------  ------------  -----------

Adjusted operating
profit
Pearson Education               293              (29)         313            5%
Penguin                          54              (14)          91          (24)%
FT Group                         86               (8)          58           69%

Total continuing                433              (51)         462            7%
Discontinued (Recoletos)         22               (1)          28          (18)%
Total                           455              (52)         490            5%

Pearson's sales grew 3% in 2004, with good sales performances at Pearson Education and IDC. Adjusted operating profit increased 7% - despite a 24% decline at Penguin - with good progress at our largest business, Pearson Education (up 5%) and a significant profit improvement at the FT Group (up 69%), benefiting from the cost reductions made in the face of a severe advertising recession in recent years. Adjusted earnings per share of 30.0p (2003: 32.0p) were up 5% on an underlying basis, helped by this profit improvement and by lower tax and interest charges.

Our reported results were once again affected by currency movements. The 20 cent weakening in the average US dollar rate - in which we earn approximately two-thirds of our sales - against the pound to GBP1:$1.83 reduced our reported sales by GBP302m and our reported operating profit by GBP51m.

Our cash flow performance was particularly strong. Total free cash flow improved GBP96m to GBP288m. This was ahead of last year even without the Transportation and Security Administration (TSA) receivable which we collected in December. Cash conversion, at 93%, also benefited from further working capital improvements at Pearson Education. Average working capital:sales at Pearson Education and Penguin improved by half a percentage point to 32.3%, even as we increased investment in new programmes and contracts. Together these resulted in an increase in our return on invested capital from 6.3% to 6.6% at constant exchange rates.

Our statutory results show an improvement in operating profit of 2%. We report statutory basic earnings per share of 11.1p (2003: 6.9p). We ended the year with net debt of GBP1,206m, an 11% improvement on 2003. We received $101m from the sale of our stake in MarketWatch in February 2005 and we expect to receive around EUR550m in net proceeds from the sale of our stake in Recoletos. The board is proposing a dividend increase of 5% to 25.4p.

Throughout this statement (unless otherwise stated):

1. Adjusted figures are stated before goodwill, integration costs and non-operating items. We expense business restructuring costs and amortise goodwill over no more than 20 years;

2. The 'business performance' measures, which we use alongside other measures to track performance, are non-GAAP measures for both US and UK reporting. Reconciliations of operating profit, profit before tax, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5, 6 and 10.

3. 'Currency impact' shows the effect of retranslating 2004 reported results at 2003 (rather than 2004) average exchange rates.

Outlook

We expect Pearson to grow strongly in 2005 and beyond, with further progress on earnings, cash and return on invested capital. Our outlook is:

- We expect our worldwide School business to deliver significant underlying sales and profit growth in 2005. With a buoyant adoption calendar, healthy state budgets, federal funds for reading and testing and our investment in new programmes, we expect our US School publishing and testing operations to achieve double-digit sales growth. We also expect to achieve steady margin improvement in our US school publishing business over the next three years, as we benefit from a strong new adoption calendar in both 2006 and 2007, and from a significant increase in our new adoption participation rate compared with 2005.

- Our US Higher Education business continues to benefit from its scale, the strength of its publishing and its lead in online learning. We expect that those qualities will enable our business to grow ahead of its industry once again in 2005, at a similar rate to 2004 and with similar margins. Longer-term, we see good growth prospects for our US and international higher education businesses.

- We expect our Professional business to grow sales in the mid-single digits in 2005, helped by continued growth in our contract businesses and a stabilisation in technology publishing. We expect this division to deliver sustained growth, on the basis of our long-term contracts in Government Solutions and Professional Testing.

- 2005 will be a year of transition for Penguin. We expect profits to improve in the UK, in spite of dual-running costs at our distribution centres. In the US we are planning on the basis that the weak market conditions experienced in the second half of 2004 continue. We are taking action to adjust our publishing programme and reduce costs, and we will expense approximately GBP5m on those actions in 2005.

- We expect further profit progress at the FT Group. Advertising revenues at the Financial Times are up 3% in the year to date and, assuming similar advertising revenue growth for the full year, we would expect the FT to be around breakeven for the year as a whole. IDC expects to grow its reported revenues and net income under US GAAP in the high single-digit to low double-digit range. The results of Recoletos will be consolidated for January and February 2005 and with the launch of its new freesheet during these months are likely to be around breakeven.

- Interest and tax. Our interest charge in 2005 is likely to be a little lower than in 2004, as the benefit of lower average net debt will be partly offset by the expected rise in average interest rates and the absence of a GBP9m one-off interest credit in 2004. We expect our effective tax rate for the full year to be around 32%.

- Exchange rates. We generate around two-thirds of total revenues in the US and a five cent change in the average exchange rate for the full year (which in 2004 was GBP1:$1.83) will have an impact of approximately 1p on adjusted earnings per share.

For more information:
UK: Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310
US: Jeff Taylor (analysts and investors) + 1 952 201 6878 / David Hakensen (media) + 1 952 681 3040

Pearson's preliminary results presentation for investors and analysts will be webcast live today from 0900 (GMT) and available for replay from 12 noon (GMT) via www.pearson.com. We will also be holding a conference call for US investors at 1500 (GMT) / 1000 (EST). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

Video interviews with Marjorie Scardino, chief executive, and Rona Fairhead, chief financial officer, are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.

Except for the historical information contained herein, the matters discussed in this preliminary announcement include forward-looking statements under UK GAAP that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report and US Form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.

Operating review
PEARSON EDUCATION: HIGHLIGHTS

- Leading position in new US School adoptions; strong growth in open territories, supplementary publishing and school testing;

- Investment in new programmes in reading, science, literature and social studies, to capture significant growth opportunities in US School market in 2005 and beyond;

- 4% sales growth in US Higher Education, ahead of the industry (at 2%) for the sixth straight year;

- 20%+ sales growth and $500m of new professional contract wins in Government Solutions and Professional Testing. $800m Department of Education contract win - Pearson's largest ever - early in 2005;

- Record sales of $1.2bn outside the US; excellent growth prospects in international education.


GBP millions                   2004    Currency impact     2003      Underlying

Sales
School                        1,118               (94)    1,176              -
Higher Education                731               (69)      772              4%
Professional                    507               (60)      503             12%
                    Total     2,356              (223)    2,451              4%

Adjusted operating profit
School                          117                (8)      127              2%
Higher Education                133               (16)      148              1%
Professional                     43                (5)       38             30%
                    Total       293               (29)      313              5%

Pearson Education had a strong year, growing sales by 4% and profits by 5% in spite of the weakest US new adoption market* for five years. Our School business increased profits by 2%, our US Higher Education business grew ahead of its industry and our Professional business increased profits by 30%.

Our School business ended the year with sales level with 2003 and profits up 2%. In a year when new adoption spending fell by some 40% to approximately $500m we led the new adoption market, taking a 27% share of this smaller new adoption opportunity - or 30% of the adoption opportunities we participated in. We benefited from our strength across a wide range of subjects and grade levels, with a decline in elementary sales (after particularly strong market share growth in 2003) mitigated by a strong performance in the secondary market. We returned to growth in the open territories and in supplementary publishing, helped by the restructuring actions we took in 2003 and by the sharp recovery in US state budgets. We also invested in major new programmes in reading, science, literature and social studies, which should help us capture a good share of a strong US School market over the next few years.

Our US School testing business benefited from the start-up of a number of new state contracts, including Texas, Ohio, Virginia and Washington. We continued to win new multi-year contracts, worth $150m, including Tennessee, New Jersey and California ahead of implementation of the No Child Left Behind Act testing requirements, which become mandatory in the school year starting in September 2005. Our digital learning businesses showed a further profit improvement on slightly lower sales and we continued to develop and sell new products which integrate our content, testing and technology in a more focused way. The decline in reported profits reflects the impact of dollar weakness and a full year contribution from Edexcel, which is loss-making in the first half.

Our Higher Education business grew sales by 4% and profits by 1%. In the US we grew faster than the market for the sixth straight year, up 4% while the industry without Pearson was up 2%, according to the Association of American Publishers. We saw particular strength in two-year career colleges, a fast-growing segment, with vocational programmes in allied health, technology and graphic arts, and elsewhere in math and modern languages.

Our margins eased a little as we achieved 5% growth outside the US and continued to invest to make our technology central to the teaching and learning process. We rolled out our online learning platforms into new subject areas including economics, psychology and modern languages and by the end of the year almost three million US college students were following their courses through one of our online programmes. Our custom publishing business, which creates specific programmes built around the curricula of individual faculties or professors, grew very strongly. Pearson Custom has now increased its sales eight-fold over the past six years and we have introduced our first customised online resources for individual college courses.

Recognising concern over the rising cost of higher education, we also accelerated our strategy of making our content available to students in a wide range of different formats and price points through our Pearson Choices programme (www.pearsonchoices.com). Through SafariX, 350 of our leading textbooks are now available to students in a web-based format, at half the price of their traditional print counterparts.

Our Professional education business grew sales by 12% and profits by 30%. Pearson Government Solutions grew sales by 25%, with strong growth from add-ons to existing programmes. We also won some important contracts, including multi-year contracts worth $500m from customers such as the US Department of Health and the London Borough of Southwark. Our Professional Testing business grew sales 31% as we benefited from the start-up of major new contracts although we continued to operate at a small loss as we invested in building up the infrastructure for our 150-strong UK test centre network. Markets remained tough for our technology publishing titles, where sales were 6% lower, but profits were broadly level as a result of further cost actions.

Our education businesses outside the US contributed a record $1.2bn in revenues. We saw a series of good performances across the spectrum of our publishing, testing and software. We won $200m of multi-year school testing contracts outside the US. Edexcel successfully introduced our testing technology into the UK, marking 1.3 million examination scripts on-screen in 2004. Our international English Language Teaching business grew well, helped by our biggest ever ELT investment. The new programme, English Adventure, has been developed for primary school age students using Disney characters, and has now been launched in five major ELT markets.

Pearson Education completed a number of small bolt-on acquisitions in the year. These included Knowledge Analytic Technologies, extending our capabilities in electronic school testing and marking; Causeway Press, strengthening our UK education publishing for schools and colleges; Altona Ed, a web-based student information system; and Dominie Press in Spanish language supplementary publishing.

Note: In the US, 20 'adoption' states buy textbooks and related programmes on a planned contract schedule or 'adoption cycle'. The level of spending varies from year to year with this schedule, depending on the number of adoptions in the largest states and subjects. In 'open territory' states, school districts or individual schools buy textbooks according to their own individual schedules rather than on a statewide basis.

PENGUIN: HIGHLIGHTS

- Strong UK publishing and sales performance in spite of distribution disruption in 2004; UK profit improvement expected in 2005;

- Strong bestseller performance in US, but weakness in US mass market and backlist worldwide in second half;

- Taking actions to adjust business and publishing for changing market conditions.


GBP millions                2004      Currency impact   2003       Underlying

Sales                        786                (57)     840                -

Adjusted operating profit     54                (14)      91              (24)%

Penguin had a difficult year, with flat sales and significantly lower profits, despite a successful publishing schedule. The single largest factor in the decline in reported operating profit was the weak dollar. Penguin makes approximately two-thirds of its sales in the US and the dollar's decline against sterling reduced Penguin's profits by GBP14m. The 24% decline in underlying operating profit was caused by a number of factors, including disruption to our UK distribution and weakness in the US consumer publishing market.

In the UK, our move to a new warehouse, to be shared between Penguin and Pearson Education, disrupted supply of our books and had a particular impact on backlist titles. Although we traded well in the second half, and shipped more books to our UK customers than in the previous year, we incurred some GBP9m of additional costs as we took special measures to deliver books, including the cost of running two warehouses, shipping books direct and additional marketing support. By the end of the year, we had eliminated the order backlog in the warehouse, and the new management team has continued to make good progress in the early part of 2005, successfully installing the new automated warehouse management system. We will continue to incur dual running costs until Pearson Education moves into the new warehouse, which is planned for the second half.

After a good start to the year, the US consumer publishing market deteriorated sharply in the second half and full-year industry sales were 1% lower than in 2003, according to the Association of American Publishers. The adult mass market segment, which accounts for approximately one-third of Penguin's US sales, was down 9% for the industry for the full year, and 13% in the second half. Penguin is planning for 2005 on the basis that tough market conditions continue and is adjusting its business and publishing programmes accordingly. We are taking actions to reduce costs, accelerating investment in successful new imprints, focusing publishing in premium market categories and finding new ways to sell high margin backlist titles.

Despite this, Penguin had another great publishing year. We benefited from our new imprint strategy, with a further four imprints publishing for the first time. Non-fiction performed particularly well, with a 40% increase in our titles on the New York Times bestseller list, including Lynne Truss's Eats, Shoots & Leaves (now with over one million copies in print), Ron Chernow's Alexander Hamilton and Maureen Dowd's Bushworld. Best-selling UK titles included Jamie Oliver's Jamie's Dinners, Sue Townsend's Adrian Mole and the Weapons of Mass Destruction and Gillian McKeith's You Are What You Eat.

FT GROUP: HIGHLIGHTS

- GBP23 million profit improvement at the Financial Times; advertising revenues up for the first time in 4 years, and up 3% in the first two months of this year;

- Return to profit at our network of business newspapers with advertising revenues stabilising and cost savings coming through;

-   IDC profits up 9% with 95%+ institutional renewal rates.


GBP millions                        2004   Currency impact   2003   Underlying

Sales
FT Newspaper                         208                (1)   203            3%
Other FT publishing                  110                (2)   112            5%
IDC                                  269               (19)   273            3%

Total continuing                     587               (22)   588            3%
Discontinued (Recoletos)             190                (4)   169           15%
                            Total    777               (26)   757            6%

Adjusted operating profit / (loss)

FT Newspaper                          (9)               --    (32)          72%
Other FT publishing                   11                --      6           61%
Associates & Joint Ventures            6                --      3          100%
IDC                                   78                (8)    81            9%

Total continuing                      86                (8)    58           69%
Discontinued (Recoletos)              22                (1)    28          (18)%
Total                                108                (9)    86           39%

The Financial Times Group increased sales by 3% and profits by 69% with another good year from IDC, a more stable business advertising environment and the benefit of cost actions taken in recent years.

The Financial Times achieved revenue growth for the first year since 2000 and reduced losses from GBP32m in 2003 to GBP9m, returning to profit in the seasonally strong fourth quarter. Sales increased 3% with advertising revenues up 2% and circulation revenues also ahead.

Advertising performance across categories and regions was mixed throughout the year. While the recruitment and luxury goods categories increased by more than 20%, the business-to-business and technology sectors showed few signs of recovery. In terms of geography, good growth in Europe and Asia offset a very weak US corporate advertising market. We continued to reduce the FT's cost base, which is now GBP110 million or one-third lower than it was in 2000. At the same time, we invested in editorial initiatives, printing the FT in Australia - a first for any international daily newspaper publisher - and increasing the reach and number of our colour magazines, FT Magazine and How To Spend It. Average circulation for the year of 435,000 was 3% lower than the previous year, while FT.com has 76,000 paying subscribers and 3.7m unique users. The FT's performance on international surveys of business readership in print and online remained strong.

Les Echos achieved sales growth of 4% and profits grew very strongly, despite a volatile advertising market. Average circulation grew 3% to 119,800, while competitors continued to see falling sales. FT Business also posted significant profit growth, with sales growth across all its main markets, and a continuing emphasis on cost management.

Profit from the FT's associates and joint ventures doubled in the year. Losses narrowed at FT Deutschland as circulation and advertising revenue both grew strongly. FT Deutschland reached the 100,000 copy sales mark in December, and circulation averaged 96,600 (+6%). The Economist Group again increased its operating profit, with The Economist's circulation passing the significant one million mark, with an average weekly circulation of 1,009,759. The Group also launched a new annual, Intelligent Life, as well the first Chinese language edition of The World in 2005.

Interactive Data Corporation (NYSE: IDC), our 61%-owned financial information business, increased sales by 3% and profits by 9%. FT Interactive Data and e-Signal performed well, particularly in the US, where we saw some signs of improvement in market conditions. Worldwide renewal rates among institutional clients remained at or above 95%. Demand for Interactive Data's value-added services remained strong, with the signing of our 100th customer for our Fair Value Information Service product in December. IDC had a first full year contribution from acquisitions made in 2003, ComStock and Hyperfeed Technologies, and acquired FutureSource in September to expand and complement eSignal. The consolidation of seven US data centres into two facilities is on track for completion at the end of this year.

In December, we announced our intention to sell our shareholding in Recoletos, our 79%-owned Spanish media group, to Retos Cartera as part of a tender offer for all of Recoletos. Retos Cartera's tender offer was launched on 16 February 2005 and we accepted it on 25 February. In January of this year, we also accepted an offer from Dow Jones & Co. for our 22% stake in MarketWatch, bringing in proceeds of $101m.

Financial review

Profit before tax
In 2004 we report a profit before tax of GBP171m. This is higher than our profit of GBP152m in 2003, mainly due to a reduction in goodwill expense and interest charge.

Goodwill

Goodwill amortisation is a non-cash item. This is the final year of amortisation under UK GAAP, ahead of moving to International Financial Reporting Standards in 2005. No impairments were reported in 2004 and goodwill amortisation as a whole was GBP224m, down by GBP40m from GBP264m in 2003. This reflects the impact of exchange rates in the year and the reduction in charges relating to fully amortised assets.

Non operating items

Non operating items reflect gains and losses on the sale or closure of businesses and on the disposal of fixed assets and investments. In 2004 we had profits on the sale of our stakes in Capella and Business.com, partially offset by small losses elsewhere.

Interest

Net operating interest fell by GBP11m to GBP69m as an increase in floating interest rates was offset by a combination of lower levels of average net debt and a one-off credit of GBP9m for interest on the repayment of tax in France.

Taxation

The total tax charge for the year was GBP62m, representing a 36% rate on pre-tax profits of GBP171m. This rate is higher than the UK statutory rate of 30%; as in previous years, this is largely attributable to the fact that goodwill amortisation charged in the profit and loss account is only in part eligible for tax relief. The total tax charge includes credits of GBP48m relating to previous years; as in 2003, these reflect a combination of progress in settlements with the Revenue authorities and changes to deferred tax balances. The mix of profits between jurisdictions with different tax rates is also a relevant factor; the effect in 2004 was similar to that in 2003.

The tax rate on adjusted earnings fell from 31.2% in 2003 to 30.3% in 2004; this decline reflected a number of factors including adjustments relating to previous years and withholding taxes.

Minority interests

Minority interests include a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends

The dividend payment of GBP201m which we are recommending in respect of 2004 represents 25.4p per share - a 5% increase on 2003. The dividend is covered 1.2 times by adjusted earnings and 1.4 times by total free cash flow.

Pensions

Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. The UK pension funding level is kept under regular review by the company and the Fund trustees. The scheme was valued as at 1 January 2004 and the next valuation will be at 1 January 2006. As a result of the 2004 valuation, the company agreed to increase contributions to GBP30m in respect of 2004; to GBP35m in 2005; and to GBP41m from 2006 to 2014.

Adoption of International Financial Reporting Standards (IFRS)

From 2005 onwards Pearson will be adopting IFRS in its consolidated financial statements in compliance with European Union regulation. This will lead to a number of changes in reported financial data, which will also be reflected in Pearson's comparative financial information for prior periods. Pearson has decided to adopt IFRS as at 1 January 2003 which will have the advantage of providing two years of comparative IFRS data.

The group started its IFRS transition project in 2003. The project is governed by a steering committee chaired by the chief financial officer and regular updates are provided to the Audit Committee. The project has entailed a detailed assessment of the impacts of IFRS on Pearson accounting policies and reported results; system changes to capture additional data; training of staff critical to the Group's reporting process and definition of our IFRS communication strategy.

The work related to all project activities remains on track to provide an analysis of the full impact of the adoption of IFRS on the Group's audited 2003 and 2004 results and respective balance sheets. Other than the format of presentation, there is no cash flow impact from the adoption of IFRS. We plan to communicate the full impact of the adoption of IFRS on our audited 2003 and 2004 results during April 2005.

In the meantime we set out below a summary of the main areas of impact on the Group's operating profit together with indicative estimates of the related amounts:

1. Goodwill and other intangibles: Under IFRS3, goodwill is no longer amortised and, instead, is assessed annually for impairment. Goodwill arising on acquisitions before 1 January 2003 will not be restated; other intangible assets arising from acquisitions after 1 January 2003 will be separately identified and amortised over their estimated useful economic lives, often over shorter periods than goodwill has previously been amortised.

As a result of this change, Pearson's operating profit will be increased by the amount of goodwill amortisation recorded under UK GAAP (amounting to GBP224m for 2004 and GBP264m in 2003) but reduced by the amortisation of other purchased intangible assets (estimated to be up to GBP10m in each of 2004 and 2003).

2. Share based payments: Under IFRS 2, the imputed fair value at the date of grant of restricted shares, SAYE schemes and share options issued to employees will be charged to operating profit over the relevant vesting period. This will result in a reduction in Pearson's reported operating profit, as the cost will be higher than that currently charged under UK GAAP. The UK GAAP charge is based upon the intrinsic value of the award being the difference between exercise price and grant price.

The impact is estimated to be between GBP15m and GBP25m in 2003 and 2004.

3. Employee Benefits: Under IAS 19 pensions are charged to the profit and loss account using a different basis of accounting from SSAP 24. IAS 19 uses a balance sheet approach (similar to FRS 17) for pension cost accounting rather than determinations based on long term actuarial assumptions. The profit and loss expense is determined using annually derived assumptions as to salary inflation, investment returns and discount rates, based on prevailing conditions at the start of the year. Any surplus or deficit on a defined benefit scheme at the balance sheet date is recognised in the balance sheet. Where actual experience differs from the assumptions made, actuarial gains and losses will be recognised through the Statement of Recognised Income and Expense.

The adoption of IAS 19 is not anticipated to result in a significant change to operating profit compared to SSAP 24 for 2003 and 2004.

In addition to the above principal areas of impact, a number of other changes will arise upon transition to IFRS, for example, in relation to the treatment of software-costs, deferred tax, dividends payable and certain balance sheet disclosures related to items such as pre-publication costs. We will report on these other adjustments including further details relating to the presentation and layout of the Group's IFRS income statement and balance sheet in our April briefing.

Going forward, Pearson has elected to adopt IAS39 relating to financial instruments from 1 January 2005. Accounting for derivative financial instruments in accordance with IAS 39 may result in increased volatility of earnings. However, Pearson has been tracking its key derivatives during 2004 and has put in place the required documentation to qualify for hedge accounting: where hedge accounting cannot be applied under IAS39's prescriptive rules, changes in this market value of financial investment will be reported through the profit and account. Given the adoption date, this will have no impact on the 2003 or 2004 accounts.

A number of new IFRS standards were published in final form by the International Accounting Standards Board in the period between November 2003 and March 2004 which will be mandatory for Pearson in preparing the group's first IFRS financial statements. As a large number of countries, including the United Kingdom, are simultaneously adopting the standards for the first time there is limited established practice on which to draw when forming opinions regarding IFRS interpretation and application. Therefore at this stage, the full financial effect of reporting under IFRS cannot be definitively quantified due to the possible amendment of interpretative guidance by the IASB and developing industry practice.

Consolidated profit and loss account
for the year ended 31 December 2004


                     ----------------2004----------   -----------------2003----------
all figures   note   Results from    Other     Total   Results from    Other     Total
in GBP               operations      items             operations      items
millions

Sales
(including
share of
joint
ventures)                    3,940       -     3,940         4,066      -        4,066

Less: share
of
joint
ventures                       (21)      -      (21)         (18)       -        (18)

Sales of
which         2a             3,919       -    3,919          4,048      -        4,048
Continuing
operations                   3,729       -    3,729          3,879      -        3,879

Discontinued
operations                     190       -      190            169      -          169

Group
operating
profit of
which                          445     (224)    221             483     (257)     226

Continuing
operations                     425     (215)    210             457     (251)     206

Discontinued
operations                      20       (9)     11              26       (6)      20

Share of
operating
profit of
joint
ventures and
associates of
which         2c / d            10        -      10               7       (7)       -

Continuing
operations                       8        -       8               5       (7)      (2)
Discontinued
operations                       2        -       2               2        -        2

Total
operating
profit        2b               455     (224)    231             490     (264)     226

Continuing
operations
Profit/(loss)
on sale of
fixed assets
and
investments   3a                 -       12      12               -       (2)      (2)

Loss on sale
of
subsidiaries
and
associates    3b                 -       (3)     (3)              -       (4)      (4)

Discontinued
operations
Profit on
sale
of
subsidiaries and
associates    3b                 -        -       -               -       12       12

Non operating
items                            -        9       9               -        6        6

Profit before
interest and
taxation                       455     (215)    240             490     (258)     232
Net finance
costs            4             (69)       -     (69)            (80)       -      (80)

Profit before
taxation         5             386     (215)    171             410     (258)     152
Taxation         7            (117)      55     (62)           (128)      53      (75)

Profit after
taxation                       269     (160)    109             282     (205)      77

Equity
minority
interests                      (30)       9     (21)            (28)       6      (22)

Profit for
the
financial
period                         239     (151)     88             254     (199)      55

Dividends on
equity shares    8                             (201)                             (192)

Loss                                           (113)                             (137)
retained

Adjusted
earnings per
share            6                             30.0p                             32.0p

Basic
earnings
per share        6                             11.1p                              6.9p

Diluted
earnings per
share            6                             11.0p                              6.9p

Dividends per
share            8                             25.4p                             24.2p

There is no difference between the profit before taxation and the loss retained for the period stated above and their historical cost equivalents.

Consolidated balance sheet
as at 31 December 2004



-------------------------                                 ----------- ----------

all figures in GBP millions                                    2004       2003
                                                                      restated
-------------------------                                 ----------- ----------

Fixed assets
Intangible assets                                             2,890      3,260
Tangible assets                                                 473        468
Investments: joint ventures
                                                          ----------- ----------
Share of gross assets                                             9          7
Share of gross liabilities                                       (2)        (1)
                                                          ----------- ----------
                                                                  7          6
Investments: associates                                          41         58
Investments: other                                               17         21
-------------------------                                 ----------- ----------
                                                              3,428      3,813
Current assets
Stocks                                                          676        683
Debtors                                                       1,103      1,132
Deferred taxation                                               165        145
Investments                                                       1          2
Cash at bank and in hand                                        613        561
-------------------------                                 ----------- ----------
                                                              2,558      2,523
Creditors - amounts falling due within one year
Short-term borrowing                                           (107)      (575)
Other creditors                                              (1,168)    (1,129)
-------------------------                                 ----------- ----------
                                                             (1,275)    (1,704)
                                                          ----------- ----------
Net current assets                                            1,283        819
-------------------------                                 ----------- ----------
Total assets less current liabilities                         4,711      4,632

Creditors - amounts falling due after more than one
year
Medium and long-term borrowing                               (1,712)    (1,347)
Other creditors                                                 (60)       (45)
-------------------------                                 ----------- ----------
                                                             (1,772)    (1,392)
Provisions for liabilities and charges                         (123)      (152)
-------------------------                                 ----------- ----------
Net assets                                                    2,816      3,088

Capital and reserves
Called up share capital                                         201        201
Share premium account                                         2,473      2,469
Profit and loss account                                         (71)       223
-------------------------                                 ----------- ----------
Equity shareholders' funds                                    2,603      2,893
Equity minority interests                                       213        195
-------------------------                                 ----------- ----------
                                                              2,816      3,088

The 2003 comparatives have been restated for the adoption of UITF 38 (see notes 1 and 11)

Consolidated statement of cash flows
for the year ended 31 December 2004


----------------------------                         ------- --------  ---------

all figures in GBP millions                            note    2004       2003
                                                                      restated
----------------------------                         ------- --------  ---------

Net cash inflow from operating activities               10      530        359
Dividends from joint ventures and associates                     10          9
Interest received                                                13         11
Interest paid                                                   (97)       (86)
Debt issue costs                                                 (1)        (1)
Dividends paid to minority interests                             (2)       (19)
----------------------------                         ------- --------  ---------
Returns on investments and servicing of finance                 (87)       (95)
Taxation                                                        (45)       (44)
Purchase of tangible fixed assets                              (125)      (105)
Sale of tangible fixed assets                                     4          8
Purchase of investments                                          (1)        (3)
Sale of investments                                              17          -
----------------------------                         ------- --------  ---------
Capital expenditure and financial investment                   (105)      (100)
Purchase of subsidiaries                                        (35)       (94)
Net cash acquired with subsidiaries                               -         34
Purchase of joint ventures and associates                       (10)        (5)
Sale of subsidiaries                                              -         (4)
Net overdrafts disposed with subsidiaries                         1          1
Sale of associates                                               24         57
----------------------------                         ------- --------  ---------
Acquisitions and disposals                                      (20)       (11)
Equity dividends paid                                          (195)      (188)
----------------------------                         ------- --------  ---------
Net cash inflow/(outflow) before management of liquid
resources and
Financing                                                        88        (70)
Management of liquid resources                                    1        (85)
Issue of equity share capital                                     4          5
Purchase of own shares                                          (10)        (1)
Capital element of finance leases                                (2)        (3)
Loan facility (repaid)/advanced                                 (42)         1
Bonds advanced                                                  414        180
Bonds repaid                                                   (456)      (159)
Collateral deposit (placed)/reimbursed                          (26)        54
Net movement in other borrowings                                 59        (13)
----------------------------                         ------- --------  ---------
Financing                                                       (59)        64
----------------------------                         ------- --------  ---------
Increase/(decrease) in cash in the period                        30        (91)


Statement of total recognised gains and losses for the year ended 31 December 2004


----------------------------                         ------  --------  ---------

all figures in GBP millions                           note       2004       2003
----------------------------                         ------  --------  ---------

Profit for the financial period                                  88         55
Other net gains and losses recognised in reserves
Exchange differences net of taxation                           (176)      (254)
----------------------------                         ------  --------  ---------
Total recognised losses relating to the period                  (88)      (199)
Prior year adjustment - UITF 38                        11        37          -
----------------------------                         ------  --------  ---------
Total recognised losses                                         (51)      (199)


Reconciliation of movements in equity shareholders' funds for the year ended 31 December 2004


----------------------------                          ------ --------  ---------

all figures in GBP millions                             note   2004       2003
                                                                      restated
----------------------------                          ------ --------  ---------

Profit for the financial period                                  88         55
Dividends on equity shares                                     (201)      (192)
----------------------------                          ------ --------  ---------
                                                               (113)      (137)
Exchange differences net of taxation                           (176)      (254)
Shares issued                                                     4          5
Purchase of own shares                                          (10)        (1)
UITF 17 charge for the period                                     5          4
----------------------------                          ------ --------  ---------
Net movement for the period                                    (290)      (383)
Equity shareholders' funds at beginning of the period         2,893      3,338
Prior year adjustment - UITF 38                         11        -        (62)
----------------------------                          ------ --------  ---------
Equity shareholders' funds at end of the period               2,603      2,893

2004 results
The preliminary results for the year ended 31 December 2004 have been extracted from the audited accounts, which have not yet been delivered to the Registrar of Companies. The 2003 accounts carry an unqualified audit report and have been so delivered. The 2004 Annual Report will be posted to shareholders on Thursday 31 March 2005.

Dividend
The directors recommend a final dividend of 15.7p per share, payable on Friday 6 May 2005 to shareholders on the register at the close of business on Friday 8 April 2005.

Annual General Meeting
The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, at 12 noon on Friday 29 April 2005.

Notes to the 2004 results
for the year ended 31 December 2004


1.             Basis of preparation


The results for the year ended 31 December 2004 have been prepared in accordance with the accounting policies set out in the 2003 Annual Report, except that UITF 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' have been adopted in these statements. Restatements have been made to the figures for the year ended 31 December 2003 where appropriate (see note 11).

In December 2004, Pearson announced its intention to dispose of its 79% interest in Recoletos Compania Editorial SA. The transaction was approved by the Spanish regulatory authorities in February 2005 and the results of Recoletos have been included in these financial statements as discontinued operations.



2a.          Analysis of sales


all figures in GBP millions                              2004             2003

Business sectors
Pearson Education                                       2,356            2,451
FT Group                                                  587              588
The Penguin Group                                         786              840
------------------------------                       ----------       ----------
Continuing operations                                   3,729            3,879
Discontinued operations                                   190              169
------------------------------                       ----------       ----------
                                                        3,919            4,048

Geographical markets supplied
United Kingdom                                            545              474
Continental Europe                                        300              294
North America                                           2,505            2,742
Asia Pacific                                              261              255
Rest of World                                             118              114
------------------------------                       ----------       ----------
Continuing operations                                   3,729            3,879
Discontinued operations                                   190              169
------------------------------                       ----------       ----------
                                                        3,919            4,048


Notes to the 2004 results continued
for the year ended 31 December 2004


2b.          Analysis of total operating profit


                                                              2004

all figures in GBP millions          results from        goodwill    operating
                                       operations    amortisation       profit

Business sectors
Pearson Education                             293            (174)         119
FT Group                                       86             (20)          66
The Penguin Group                              54             (21)          33
---------------------------            -----------      ----------     --------
Continuing operations                         433            (215)         218
Discontinued operations                        22              (9)          13
---------------------------            -----------      ----------     --------
                                              455            (224)         231

Geographical markets supplied
United Kingdom                                (26)            (30)         (56)
Continental Europe                             21              (2)          19
North America                                 393            (177)         216
Asia Pacific                                   31              (5)          26
Rest of World                                  14              (1)          13
---------------------------            ----- ------      ----------     --------
Continuing operations                         433            (215)         218
Discontinued operations                        22              (9)          13
---------------------------            ----- ------      ----------     --------
                                              455            (224)         231


                                                             2003

all figures in GBP millions           results from        goodwill   operating
                                        operations    amortisation      profit
Business sectors
Pearson Education                              313            (207)        106
FT Group                                        58             (30)         28
The Penguin Group                               91             (21)         70
---------------------------          ----- ---------      ----------    --------
Continuing operations                          462            (258)        204
Discontinued operations                         28              (6)         22
---------------------------          ----- ---------      ----------    --------
                                               490            (264)        226
Geographical markets supplied
United Kingdom                                 (46)            (31)        (77)
Continental Europe                               1              (4)         (3)
North America                                  466            (218)        248
Asia Pacific                                    33              (5)         28
Rest of World                                    8               -           8
---------------------------          ----- ---------      ----------    --------
Continuing operations                          462            (258)        204
Discontinued operations                         28              (6)         22
---------------------------          ----- ---------      ----------    --------
                                               490            (264)        226

Notes to the 2004 results continued
for the year ended 31 December 2004


2c.          Share of operating profit/(loss) of joint ventures


                                                             2004

all figures in GBP millions       results from       goodwill   operating
                                    operations   amortisation      profit

Business sectors
Pearson Education                           -               -           -
FT Group                                   (8)              -          (8)
The Penguin Group                           1               -           1

Continuing operations                      (7)              -          (7)


                                                             2003

all figures in GBP millions      results from        goodwill   operating
                                   operations    amortisation      profit

Business sectors
Pearson Education                           -               -           -
FT Group                                  (11)              -         (11)
The Penguin Group                            1              -           1

Continuing operations                     (10)              -         (10)


2d.          Share of operating profit of associates
                                                              2004

all figures in GBP millions     results from         goodwill   operating
                                  operations     amortisation      profit

Business sectors
Pearson Education                          1                -           1
FT Group                                  14                -          14
The Penguin Group                          -                -           -

Continuing operations                      15               -          15
Discontinued operations                     2               -           2
                                           17               -          17


                                                              2003

all figures in GBP millions      results from        goodwill   operating
                                   operations    amortisation      profit

Pearson Education                           1               -           1
FT Group                                   14              (7)          7
The Penguin Group                           -               -           -
Continuing operations                      15              (7)          8
Discontinued operations                     2               -           2

                                           17              (7)         10


Notes to the 2004 results continued
for the year ended 31 December 2004


3a.          Profit/(loss) on sale of fixed assets and investments


all figures in GBP millions                                2004           2003


Net loss on sale of property                                 (4)            (1)
Net profit/(loss) on sale of investments                     16             (1)

Continuing operations                                        12             (2)


3b.        Profit /(loss) on sale of subsidiaries and associates

all figures in GBP millions                                2004           2003


Net loss on sale of subsidiaries and associates              (3)            (4)


Continuing operations                                        (3)            (4)
Discontinued operations (Profit on sale of Unidesa)           -             12

                                                             (3)             8

4.             Net finance costs
------------------------------                      ----------       ----------

all figures in GBP millions                               2004             2003
------------------------------                      ----------       ----------

Net interest payable:
Group                                                    (70)             (81)
Associates                                                 1                1
------------------------------                      ----------       ----------
                                                         (69)             (80)

5.             Profit before taxation
------------------------------                      ----------       ----------

all figures in GBP millions                              2004             2003
------------------------------                      ----------       ----------

Profit before taxation                                    171              152
Goodwill amortisation                                     224              264
Non operating items                                        (9)              (6)
------------------------------                       ----------       ----------
Adjusted profit before taxation                           386              410

Notes to the 2004 results continued
for the year ended 31 December 2004



6.             Earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


------------------------------                          ----------    ----------

all figures in GBP millions                                 2004          2003
------------------------------                          ----------    ----------

Profit for the financial period                               88            55
Adjustments:
- Non operating items                                         (9)           (6)
- Goodwill amortisation                                      224           264
Taxation on above items                                      (55)          (53)
Minority interest share of above items                        (9)           (6)
------------------------------                          ----------    ----------
Adjusted earnings                                            239           254

Weighted average number of shares (millions)
- for earnings and adjusted earnings                       795.6         794.4
Effect of dilutive share options                             1.1           0.9
Weighted average number of shares (millions)
- for diluted earnings                                     796.7         795.3

Adjusted earnings per share                                 30.0p         32.0p
Basic earnings per share                                    11.1p          6.9p
Diluted earnings per share                                  11.0p          6.9p

Notes to the 2004 results continued
for the year ended 31 December 2004



7.             Taxation

The tax rate provided in the profit and loss account is analysed as follows:


------------------------------                         ----------     ----------

all figures in percentages                                 2004           2003
------------------------------                         ----------     ----------

UK tax rate                                                30.0           30.0
Effect of overseas tax rates                                1.4            1.3
Other items                                                (1.1)          (0.1)
------------------------------                         ----------     ----------
Tax rate reflected in adjusted earnings                    30.3           31.2

The taxation charge is analysed as follows:
                                                       ----------     ----------

all figures in GBP millions                               2004             2003
------------------------------                         ----------     ----------

Parent and subsidiaries                                  (59)             (70)
Joint ventures and associates                             (3)              (5)
------------------------------                         ----------     ----------
                                                         (62)             (75)

8.             Dividends


                      -------------------2004------------------   ---------------------2003-------------------
                      Pence per share         GBP million         Pence per share           GBP million


Interim paid                      9.7                76                       9.4                 73
Final proposed                   15.7               125                      14.8                119
----------------             --------          --------                 ---------          ---------
Dividends for
the year                         25.4               201                      24.2                192


9.             Exchange rates


Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:


               ------------------------------       ----------       ----------

                                                        2004             2003
               ------------------------------       ----------       ----------

Average rate for profits                                1.83             1.63
Period end rate                                         1.92             1.79


Notes to the 2004 results continued
for the year ended 31 December 2004


10.          Note to consolidated statement of cash flows



                    --------------------2004---------------------   ----------------2003 restated---------
all figures in GBP  continuing discontinued Total                     continuing discontinued Total
millions


Reconciliation of
operating profit to
net cash inflow
from operating
activities
Total
operating
profit                      218       13      231                       204          22         226
Share of
operating
profit of
joint ventures
and associates              (8)       (2)     (10)                        2          (2)          -
Depreciation
charges                      95        7       102                      104           7         111
Subsidiary
goodwill
amortisation                215        9       224                      251           6         257
Increase in
stocks                      (26)      (1)     (27)                       (8)          -         (8)
Increase in
debtors                     (10)      (5)     (15)                      (93)         (3)        (96)
Increase
/(decrease) in
creditors                    47        3       50                       (71)           3        (68)
Decrease in
operating
provisions                  (15)       -      (15)                      (20)           -        (20)
Other and
non-cash items              (10)       -      (10)                      (44)           1        (43)

Net cash
inflow from
operating
activities                  506       24       530                       325           34        359
Dividends from
joint ventures
and associates               9         1        10                         8            1          9
Purchase of
tangible fixed
assets                     (118)      (7)      (125)                     (94)         (11)      (105)
Capital
element of
finance lease
rentals                      (2)       -        (2)                       (3)           -         (3)
Proceeds from
sale of
tangible fixed
assets                        4        -         4                         8            -          8
Add back: Cash
received
relating to
acquired
deferred
income                        -        -         -                        42            -          42
Add back: Non
operating
expenditure on
fixed assets                  1        -         1                         2            -           2
Add back: Cash
spent against
integration
and fair value
provisions                    4        -         4                        8             -           8

Pearson
operating
cashflow                    404       18       422                       296           24         320
Operating tax
paid                        (43)     (12)      (55)                     (11)          (23)        (34)
Operating
finance
charges                     (88)       3       (85)                      (79)           3         (76)

Operating free
cashflow                    273        9        282                       206           4          210
Non operating
tax
received/(paid)              10        -         10                       (10)          -          (10)

Integration
and fair value
spend                        (4)       -         (4)                       (8)          -           (8)

Total free
cashflow                    279        9         288                       188          4           192
Dividends paid
(including
minorities)                (196)      (1)       (197)                     (189)       (18)         (207)

Net movement
of funds from
operations                   83        8          91                        (1)       (14)          (15)
Acquisitions
of businesses
and
investments                 (45)      (1)        (46)                      (108)       (3)         (111)
Disposals of
businesses,
investments
and property                 18        24         42                         (4)        56           52
New equity                    4         -          4                          5          -            5
Purchase of
own shares                  (10)        -        (10)                        (1)         -           (1)
Other non
operating
items                        (1)        -         (1)                          -         -            -

Net movement
of funds                     49         31         80                       (109)        39         (70)
Exchange
movements on
net debt                     78        (3)         75                         104        13          117

Total movement
in net debt                 127        28         155                         (5)        52           47


Notes to the 2004 results continued
for the year ended 31 December 2004


11.          UITF 38 and revision to UITF 17


UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and these revisions have been applied for the first time in 2004. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award.

The reclassification of own shares from fixed asset investments to equity has reduced net assets by GBP59 million at 31 December 2003 (1 January 2003 GBP62 million). The reversal of prior year impairments taken on the cost of shares held in trust (GBP37 million) has been shown as a prior year adjustment in the statement of total recognised gains and losses. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 28 February 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary